Professional Diversity Network, Inc.

801 W. Adams Street, Sixth Floor

Chicago, Illinois 60607

VIA EDGAR

September 14, 2018

Bernard Nolan, Attorney-Advisor

Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Information Technologies

and Services

United States Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-3
Filed September 10, 2018
File No. 333-227249

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Professional Diversity Network, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “S-3 Registration Statement”) be accelerated to, and that the S-3 Registration Statement become effective at, 4:00 p.m., Eastern Standard Time on September 18, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sichenzia Ross Ference LLP.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Professional Diversity Network, Inc.

By:	/s/ Jiangping (Gary) Xiao
Name:	Jiangping (Gary) Xiao
Title:	Chief Financial Officer